Mail Stop 0306

      	December 16, 2004



Via U.S. Mail and Fax

Mr. Ronald C. Foster
Executive Vice President and Chief Financal Officer
JDS Uniphase Corporation
1768 Automation Parkway
San Jose, CA 95131

	Re:	JDS Uniphase Corporation
		Form 10-K for the year ended June 30, 2004
      Filed September 16, 2004
Quarterly Report on Form 10-Q for the quarter ended September 30,
2004
Form 8-K dated October 27, 2004
      File No. 000-22874


Dear Mr. Foster:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations - Page 39
1. Please provide, in future filings, more detailed discussion of the effects of price and product mix changes as required by Regulation S-
K Item 303(a)(3)(iii). In general, your discussion should separately quantify the effects of changes in rate and volume on reported revenue.

2. Please supplementally tell us the nature of the inventory written-
down or off. How were the write-downs distributed between raw materials, work-in-process and finished goods? What were the material components of each write-down? How did you determine the
amounts and timing of these write-downs?   Are all items
completely
written-off? If so, when were they discarded or when and how will they be disposed of? For any items retained, what consideration have you given to the fact that subsequent sales of these items could materially impact future gross profit margins? Please revise future filings as necessary.

Restructuring and Other Related Charges - Page 48
3. Please expand future MD&A to make quantified disclosure about anticipated and actual cost savings derived from your restructuring efforts during the periods presented. Your disclosures should fully conform to the guidance set forth in the Question under "Disclosures" to SAB Topic 5-P. Refer to the next to last paragraph to the referenced Question.

Income Tax Expense (Benefit) - Page 51
4. In future filings please quantify the changes in your tax valuation allowance for deferred tax assets in accordance with SFAS
109.

Financial Statements

Note 13. Reduction in Other Long-Lived Assets - Page 86
5. In future filings please disclose in the notes and in MD&A the factors leading you to conclude that the assets were impaired.
For
example, revise future filings to discuss the impairment indicators you reviewed and the assumptions you relied upon in your analyses. Also, disclose the segment in which the impaired assets are recorded.
Refer to paragraph 26 of SFAS 144.

Note 18. Operating Segments and Geographic Information - Page 104
6. We note that the geographic information has been separated into three components, North America, Europe, and Asia and other. Please confirm supplementally that no revenues or assets attributed to any individual foreign country are material. If material, please disclose separately in future filings. Refer to SFAS 131 paragraph
38.

7. SFAS 131 requires disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB
Staff Implementation Guide to Statement 131. Revise future filings as necessary.

Note 20. Guarantees - Page 107
8. We note that you enter into certain contracts that contingently require the Company to indemnify parties against third-party claims.
It appears that your indemnification agreements should be disclosed pursuant to FIN 45. Please revise future filings to provide the disclosures required by paragraph 13 of FIN 45 or explain why you do not consider additional disclosures to be necessary. If you believe that the amounts are not material, provide supplemental support for your conclusion.

Form 8-K Dated October 27, 2004

9. We note that you present your non-GAAP measures in the form of a
Non-GAAP Condensed Consolidated Statement of Operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP loss from operations, etc., which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of
Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph
(e)(1)(i)
of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. These disclosures must be included in the Form 8-K itself.
* In future filings, to eliminate investor confusion please remove the Non-GAAP Condensed Consolidated Statement of Operations and disclose only those non-GAAP measures used by management with the appropriate reconciliations.
* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure.
We may have further comment.

Form 10-Q as of September 30, 2004

Note 4. Inventories - Page 7
10. We note that you sold inventory previously written-down. Revise future filings to disclose whether you sold them at your original cost or at a normal selling price. In future filings disclose the revenue recognized on these sales and state the impact of the sales upon gross margin for each period presented.

Note 10. Restructuring and Global Realignment - Page 11

Facilities and Equipment and Lease Costs - Page 13
11. We note that you recovered proceeds in excess of carrying values of fixed assets that were disposed of in connection with the restructuring actions. How did your initial estimate of fair value less costs to sell comply with the requirements of SFAS 144?

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 24

Gross Profit - Page 27
12. We see disclosures in this section that your gross profit was impacted by favorable excess inventory benefits, cancellation revenues and warranty reversals. Supplementally discuss in greater detail these items. Revise future filings to quantify the actual impact these items had on your gross profit for all periods presented.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Lynn Dicker, Staff Accountant, at (202) 824-5264 or me at (202) 942-1931 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.



							Sincerely,



							Angela Crane
							Reviewing Accountant
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Mr. Ronald C. Foster
JDS Uniphase Corporation
December 16, 2004
Page 3